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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 19 April 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

19 April 2005

To: Company Announcements Office The Australian Stock Exchange 4th Floor, 20 Bridge Street Sydney NSW 2000 Australia London Stock Exchange Old Broad Street London EC2N 1HP United Kingdom	cc: Ms Sarah Calvert/Heron Resources Ltd New York Stock Exchange Swiss Stock Exchange Johannesburg Stock Exchange Deutsche Bank UBS Zurich

Notice of Change of Interests of Substantial Holder

In accordance with Chapter 6C of the Corporations Act 2001 (Cwth), BHP Billiton issues the attached ASIC Form 604 (Notice of Change of Interests of Substantial Holder) in relation to the ordinary shares in Heron Resources Ltd (Heron Resources).

Yours sincerely

Ross Mallett
Deputy Company Secretary

Form 604 Corporations Act 2001 Section 671B Notice of change of interests of substantial holder

To Company Name/Scheme	Heron Resources Limited

ACN/ARSN	30 068 263 098

1. Details of substantial holder (1)
Name	BHP Billiton Limited
ACN/ARSN (if applicable)	49 004 028 077

This notice is also given by BHP Billiton Limited on behalf of BHP Billiton Plc and on behalf of BHP Billiton Limited's controlled bodies corporate (Subsidiaries) and on behalf of BHP Billiton Plc's controlled bodies corporate including those named in Annexure A of the Form 603 "Notice of initial substantial holder" dated 8 April 2005

There was a change in the interests of the
substantial holder on		15/04/2005
The previous notice was given to the company on		8/04/2005
The previous notice was dated		8/04/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:
Class of securities (4)		Previous notice		Present notice
		Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares		15 890 310	15 890 310	15 890 310	9.99%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:
Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15/04/2005	BHP Minerals Holdings Pty Ltd ACN 005 744 025	Holding diluted as a consequence of issue of new shares by Heron Resources Ltd on 15 April 2005	NA	15 890 310 ordinary shares	15 890 310
15/04/2005	BHP Billiton Limited	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control of BHP Minerals Holdings Pty Ltd	Nil	As above for BHP Minerals Holdings Pty Ltd	As above for BHP Minerals Holdings Pty Ltd
15/04/2005	Each of the Subsidiaries

Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interests of its associate, BHP Billiton Limited) above 20% in BHP Minerals Holdings Pty Ltd

			Nil	As above for BHP Minerals Holdings Pty Ltd	As above for BHP Minerals Holdings Pty Ltd

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:
Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BHP Minerals Holding Pty Ltd	BHP Minerals Holdings Pty Ltd	BHP Minerals Holdings Pty Ltd	Power to control disposal of the securities pursuant to the contracts referred to in paragraph 3	15 890 310 ordinary shares	15 890 310
BHP Billiton Limited	BHP Minerals Holdings Pty Ltd	BHP Minerals Holdings Pty Ltd	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of having control BHP Minerals Holdings Pty Ltd	As above for BHP Minerals Holdings Pty Ltd	As above for BHP Minerals Holdings Pty Ltd
Each of the Subsidiaries	BHP Minerals Holdings Pty Ltd	BHP Minerals Holdings Pty Ltd

Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interests of its associate, BHP Billiton Limited) above 20% in BHP Minerals Holdings Pty Ltd

				As above BHP Minerals Holdings Pty Ltd	As above for BHP Minerals Holdings Pty Ltd

5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses
The addresses of persons named in this form are as follows:

Name	Address
BHP Billiton Limited and each other person on whose behalf this notice is given	C/- BHP BIlliton Limited 180 Lonsdale Street, Melbourne, Victoria 3000

Signature

print name	Ross Mallett	capacity	Deputy Company Secretary
sign here	date	19/04/2005

DIRECTIONS
(1)

If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of "associate" in section 9 of the Corporations Act 2001.
(3)	See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.
(4)	The voting shares of a company constitute one class unless divided into separate classes.
(5)	The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.
(6)	Include details of:
(a)

any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)

any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.
(7)

Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown'".
(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 19 April 2005